

10032589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2010
WASH, D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Tresser Boulevard, 9th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Vitale 203-428-2575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


pwc

Report of Independent Auditors

To the Owner of Pierpont Securities LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pierpont Securities LLC (the "Company") at September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 24, 2010

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Pierpont Securities LLC
Statement of Financial Condition
September 30, 2010

Assets	
Cash and cash equivalents	$ 79,708,994
Cash and securities segregated under federal regulations	250,000
Securities purchased under agreements to resell, at fair value, net	5,085,791,698
Financial instruments owned, at fair value	1,244,678,252
Receivable from broker-dealers and clearing organizations	125,366,572
Deposits at clearing organizations	52,166,996
Receivable from customers	13,173,046
Accrued interest receivable	3,785,835
Fixed assets, net	3,572,554
Security deposits	586,222
Other assets	814,211
Total assets	$6,609,894,380
Liabilities	
Securities sold under agreements to repurchase, at fair value, net	$6,140,020,130
Securities sold, not yet purchased, at fair value	337,407,031
Payable to broker-dealers and clearing organizations	1,592,865
Accrued expenses	8,422,468
Total liabilities	6,487,442,494
Commitments (Note 5)	
Owner's equity	122,451,886
Total liabilities and owner's equity	$6,609,894,380

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Pierpont Securities LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is principally engaged in the purchase, sale and financing of fixed income securities, primarily US government securities and US agency debentures. The Company also trades for its own account. The Company's customers are institutional customers including asset managers, hedge funds and mutual funds. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company, headquartered in Stamford, Connecticut, was initially incorporated in Delaware on April 16, 2009 and on January 14, 2010, was converted to a Limited Liability Company (LLC).

The Company's 100% sole owner is Pierpont Securities Holdings LLC (the Parent Company) which is owned by the founding senior managers, external private equity investors and certain qualified employees. As of September 30, 2010, there were $228,750,000 of Series A Preferred Units authorized by the Parent Company at $1,000 unit value, as described in the Amended and Restated Limited Liability Agreement of Pierpont Securities Holdings LLC. No member shall be entitled to borrow or withdraw any amount from the Parent Company without the prior written approval of the Board of the Parent.

On February 3, 2010, the Parent Company received $200,000,000 in commitments from the external private equity investors of which $115,000,000 has been drawn as of September 30, 2010. In accordance with the Subscription Agreement dated February 3, 2010, the remaining $85,000,000 commitment will expire on April 3, 2012, twenty-six months from the initial closing date. The Parent Company has contributed $133,997,298 of the capital contributions to the Company as of September 30, 2010.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements is in conformity with GAAP that require management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and cash equivalents

Cash and cash equivalents as of September 30, 2010 included cash in bank accounts totaling $41,110,492 and cash in money market funds totaling $38,598,502. Of the $41,110,492 of cash in bank accounts, $37,623,290 was deposited with one financial institution. The cash equivalents represent money market investments with maturities of three months or less. The money market funds invest in US government securities or US government agency securities. As of September 30, 2010, $250,000 has been segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Fixed Assets
Property and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related leases which range approximately five to six years.

Security Deposits
Security deposits of $586,222 at September 30, 2010 have been pledged under operating lease agreements on the Company's three facilities.

Other Assets and Other Liabilities
Other assets primarily represent prepaid employee compensation and benefits.

Accrued expenses primarily relate to employee compensation.

Financial Instruments Owned and Securities Sold, Not Yet Purchased
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the Statement of Financial Condition. Financial instruments owned and securities sold, not yet purchased, are stated at fair value.

Collateralized Agreements
Transactions involving securities purchased under agreements to resell (resale agreements) or securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized agreements or financings. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Resale agreements and repurchase agreements are carried at fair value. Interest on such contracts is accrued and included in the statement of financial condition in receivables from and payables to broker-dealers and clearing organizations. At September 30, 2010, receivable from broker dealers included $5,233,773 of accrued interest income on resale agreements and payable to broker-dealers represents $1,592,865 accrued interest payable on repurchase agreements.

As of September 30, 2010, the Company has the right to sell or repledge all of the securities it has received under resale agreements. These repledged securities have been used in the normal course of business.

As of September 30, 2010, the Company has received securities with market values of $6,876,055,459 under resale agreements and has pledged securities with market values of $8,219,549,924 under repurchase agreements, prior to netting. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledge securities. As of September 30, 2010, the Company had forward commitments to enter into resale and repurchase agreements in the amounts of $652,875,000 and $349,562,500.

The Company enters into Repo-to-Maturity contracts whereby the term of the repo contract coincides with the maturity date of the underlying collateral. These transactions meet the criteria for sale accounting. At September 30, 2010, the Company had entered into Repo-to-Maturity contracts in the amount of $303,125,000.

Income Taxes
No federal or state income taxes have been provided for as the Company is a limited liability company whereby it is not liable for federal or state income tax payments as the individual owners are responsible for these payments.

Equity-Interest Compensation
The cost of employee services received in exchange for an equity-interest award is generally measured based on the grant date fair value of the award in accordance with ASC 718. Equity-interest awards require future service and are recorded at grant date and amortized over the relevant service period. As of September 30, 2010, such awards have been immaterial. The Parent Company has authorized and made available $3,750,000 units for the Parent Company's equity incentive plan and $5,000,000 has been authorized for employee equity investment.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by FICC, the transaction is novated to FICC, thereby FICC becomes the Company's counterparty.

At September 30, 2010, included in the securities purchased under agreements to resell on the statement of financial conditions are amounts under contracts with FICC. In accordance with applicable accounting guidance, netting applied to the FICC resale and FICC repurchase balances was $5,438,652,500 related to principal and $1,446,814 related to accrued interest. Of the securities purchased under agreements to resell, net and securities sold under agreements to repurchase, net on the statement of financial condition, contracts with FICC represent $5,085,791,698 and $5,799,370,630, of $5,085,791,698 and $6,140,020,130, respectively.

Securities purchased under agreements to resell are collateralized by obligations of the U.S. government and its agencies.

At September 30, 2010, the Company has pledged $7,877,710,451 of its securities related to the Company's repurchase agreements to FICC. The Company has pledged $341,839,473 of its securities related to repurchase agreements with non-FICC customers.

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfil their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal brokerage activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

Derivative contracts are financial instruments whose value is based upon the value of the underlying asset, index, reference rate or any combination of these factors. The Company uses

exchange-traded options and futures as part of its trading business. These financial instruments expose the Company to varying degrees of market and credit risk. The Company records its derivative-trading activities at fair value.

4. Fair Value of Financial Instruments

Fair Value Measurement

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned at fair value, and financial instruments sold, not yet purchased, at fair value are reflected in the statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the statement of financial condition by level within the hierarchy as of September 30, 2010.

	Level 1	Level 2	Level 3	Balance as of September 30, 2010
Financial Instruments Owned				
U.S Government securities	$ 1,243,720,436	$ -	$ -	$ 1,243,720,436
Investments in money market funds	38,598,502			38,598,502
Exchange traded options	957,816			957,816
	$ 1,283,276,754	$ -	$ -	$ 1,283,276,754
Resale Agreements	$ -	$ 5,085,791,698	$ -	$ 5,085,791,698
Securities Sold, not yet Purchased				
U.S Government securities	$ 336,346,124	$ -	$ -	$ 336,346,124
Exchange traded options	1,060,907			1,060,907
	$ 337,407,031	$ -	$ -	$ 337,407,031
Repurchase Agreements	$ -	$ 6,140,020,130	$ -	$ 6,140,020,130

Fair Value Option

The current accounting related to financial assets and financial liabilities provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected because the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values.

ASC 825, *Financial Instruments* ("ASC 825"), also requires disclosures about the fair value of financial instruments as a broad category. The fair values of certain financial instruments including cash, receivables from and deposits with clearing organizations and broker-dealers, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature.

5. Commitments

The Company has obligations under three operating lease agreements related to its facilities with initial non-cancelable terms in excess of one year. The leases range in length from approximately five to six years. Aggregate annual rentals for office space over the Company's fiscal years as listed below:

Twelve months ended September 30,	
2011	$ 495,060
2012	647,956
2013	664,550
2014	681,203
2015	626,630
Thereafter	98,164
	$ 3,213,563

The Company has entered into employment contracts in which the Company agreed to make guaranteed payments consisting of cash and equity in the Company totaling $7,951,122 to be paid and or vested as follows:

Twelve months ended September 30,	
2011	$ 4,602,671
2012	2,548,392
2013	800,059
	$ 7,951,122

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's operations, financial condition or cash flows.

6. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At September 30, 2010, the Company had net capital, as defined, of $99,407,640, which exceeded its minimum requirement of $263,461 by $99,144,179.

The Company is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2010, the Company computed the reserve requirement for customers and was required to segregate $326,836 in the special reserve bank account for the exclusive benefit of customers. At September 30, 2010 the amount held on deposit in the special reserve bank account was $250,000.

7. Subsequent Events

The Company expects to receive additional capital contributions from the Parent Company of $88,500,000 by January 2011. On November 15, 2010, the Board of Directors of the Parent Company approved a resolution to contribute an additional $85,000,000 of capital which represents the final draw down of the $200,000,000 commitment from external private equity investors. The Parent Company is expected to receive the additional $85,000,000 of capital from the private equity investors by January 2011. The Parent Company will receive the remaining contribution from certain qualified employees of the Company.

As of the date the financial statements were available to be issued, management has determined that no other subsequent events have occurred after September 30, 2010, which require recognition or disclosure in the financial statements.